UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 7, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

     On April 8, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”) announced that it has signed a definitive agreement pursuant to which it will acquire a 13-vessel fleet, comprised of 11 product tankers and two chemical tankers, for an aggregate purchase price of $457.7 million, of which approximately $334.3 million will be financed with debt. Navios Acquisition will also obtain options to purchase two additional product tankers for $40.5 million per vessel.
     A copy of the press release announcing the vessel acquisition is attached hereto as Exhibit 99.1.
     Pursuant to the terms and conditions of the Acquisition Agreement, dated as of April 8, 2010, by and between Navios Acquisition and Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Acquisition will acquire 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $334.3 million will be financed with debt plus options to purchase two additional product tankers. The $334.3 million debt includes a loan facility of $52.0 million that is currently in advanced negotiations. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     To fund the vessel acquisition and related fees and expenses, Navios Acquisition will use $334.3 million of debt financing, and the balance of the purchase price and such expenses will be funded with available cash. The purchase price for the vessels is payable in several installments: the initial installment of $191.8 million will be funded through $30.1 million from Navios Acquisition’s cash and $161.7 million from debt financing; and the balance, aggregating to $265.9 million, will be paid using $93.3 million of cash and $172.6 million of debt financing, all of which will be paid in installments as vessels are constructed and delivered. After payment of the initial installment, deferred underwriter’s fees (approximately $8.9 million), and estimated transaction expenses (approximately $1.6 million), Navios Acquisition will be left with approximately $208.3 million of cash assuming that no investors exercise their conversion rights, and $108.0 million of cash assuming that approximately 39.99% of investors do exercise such conversion rights. Such amount could be further reduced under certain circumstances relating to forward contracts into which Navios Acquisition could enter.
     Navios Holdings believes that the vessel acquisition is a valuable opportunity; if Navios Acquisition’s stockholders do not approve the vessel acquisition, Navios Holdings will consummate the acquisition of the vessels for its own account.
     After careful consideration, Navios Acquisition’s board of directors has determined that the proposed vessel acquisition meets all of the conditions to the consummation of a business combination described in the prospectus for Navios Acquisition’s initial public offering.
     The vessel acquisition will be approved if: (a) a majority of the shares of Navios Acquisition’s common stock issued in its initial public offering and outstanding as of the record date, to be determined, that are present or represented at the meeting vote in favor of the vessel acquisition proposal, and (b) no more than approximately 39.99% of the public shares (or 10,119,999 shares of common stock) both vote against the vessel acquisition proposal and properly exercise their conversion rights.
     Prior to the special meeting, which is expected to be held in late May, and depending on the timing of the installments, Navios Holdings (a) may be required to fund up to approximately $79.8 million, representing part of the equity portion of the purchase price for the vessel acquisition, and (b) has agreed to guarantee the debt related to the vessel acquisition, including indebtedness to be incurred of up to $190.3 million. If Navios Acquisition’s stockholders approve the vessel acquisition, (x) Navios Holdings will transfer to Navios Acquisition the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the memoranda of agreement for the vessels and (y) Navios Acquisition will guarantee approximately $334.3 million of debt financing. In addition, Navios Acquisition will reimburse Navios Holdings for any installment payments made or out-of-pocket expenses incurred by Navios Holdings prior to such stockholder approval.
     For a more complete description of the acquisition transactions, see the copy of the Preliminary Proxy dated April 8, 2010 attached hereto as Exhibit 99.2.
     A copy of the press release and the preliminary proxy are furnished as Exhibits 99.1 and 99.2, respectively, attached hereto and are incorporated herein by reference.
Other Matters
Management
      On April 6, 2010, Leonidas Korres was appointed as Chief Financial Officer of Navios Acquisition. Mr. Korres had previously served as Navios Acquisition’s Senior Vice President of Business Development since January 2010.
      If Navios Acquisition’s stockholders approve the vessel acquisition, Navios Acquisition expects that Mr. Rex W. Harrington will be appointed to the board of directors as an independent director, with a term expiring at the annual meeting of stockholders in 2012. It is expected that Mr. Harrington will join Navios Acquisition’s Audit and Nominating Committees upon election. Mr. Harrington was a director of Navios Holdings from October 2005 to March 2010, and has served on numerous other boards.
Passive Foreign Investment Company Status
      Navios Acquisition was treated as a passive foreign investment company (“PFIC”) for its 2008 and 2009 taxable years. Based upon its expected income, assets and activities, the Navios Acquisition believes that it will be treated for United States federal income tax purposes as a PFIC for the 2010 taxable year. For more information on PFIC issues, please see Navios Acquisition’s website at http://navios.com/AcquisitionCorporation.asp.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: April 8, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 8, 2010

99.2	Preliminary Proxy dated April 8, 2010